UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2019

Commission File Number 001-37846

CELLECT BIOTECHNOLOGY LTD.

(Translation of registrant’s name into English)

23 Hata’as Street

Kfar Saba, Israel 44425

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

EXPLANATORY NOTE

On October 7, 2019, Cellect Biotechnology Ltd. (the “Company”), announced a 5:1 ratio change of the Company’s American Depositary Receipt, or ADR, program. As a result, the number of ordinary shares of the Company represented by each American Depositary Share, or ADS, will be changed from twenty (20) ordinary shares to one hundred (100) ordinary shares. The effective date anticipated for the ratio change is October 23, 2019.

On May 16, 2019 the Company announced that it received notification from the Nasdaq Stock Market, LLC that it has failed to comply with the minimum bid price requirements set forth in Nasdaq Listing Rule 5550(a)(2) for continued listing on the Nasdaq Capital Market. The Company anticipates that after the ratio change, the price of its ADS will increase proportionally and meet the Nasdaq minimum bid price requirement, however there can be no assurance that such an increase will occur.

ADS holders will be required on a mandatory basis to surrender their old ADSs to BNY Mellon for cancellation at a rate of one (1) new ADS for every five (5) old ADSs held. No fractional ADSs will be issued and cash will be paid in lieu of any fractional ADSs resulting from the ratio change. The ratio change will affect all ADS holders uniformly, will not reduce any ADS holder’s ownership percentage in the Company except for minor adjustments that may result from the treatment of fractional ADSs and will not result in any change to the Company’s share capital.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLECT BIOTECHNOLOGY LTD.

Date: October 7, 2019	By:	/s/ Eyal Leibovitz
Eyal Leibovitz
Chief Financial Officer